

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 7, 2008

<u>Via Facsimile (917) 777-3688 and U.S. Mail</u>

Daniel E. Wolf, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

> **Re: Fundtech Ltd.**
> **Schedules TO-T filed March 5, 2008, by Clal Industries and**
>   **Investments Ltd.**
> **SEC File No. 005-60233**

Dear Mr. Wolf:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO-T</u>

<u>General</u>

1. What consideration was given to whether IDB Development, IDB Holding or the entities and individuals which directly or indirectly control IDB Holding are bidders in the offer and should file and provide the information required by Schedule TO? In this regard, we note the control relationship between the bidder and the above parties and that, as noted on page 8, such parties may be deemed to be the beneficial owners of the shares of Fundtech held directly by Clal. For a listing of factors to be considered in determining the bidders in a tender offer, see the section entitled "Identifying the Bidder in a Tender Offer" in the Division of

Corporation Finance's Current Issues Outline, available on our web site (www.sec.gov).

Item 10. Financial Statements

2. Please provide further analysis as to why you believe that the financial condition of the bidder is not material to a shareholder's decision to participate in the offer. In particular, please address the size of the bidder's holdings in the company following the consummation of the proposed offer. In this regard, we note your statement under this heading that the bidder currently holds a significant interest in the company. However, it remains unclear to us as to why this supports a conclusion that the financial condition of the bidder is not material when the bidder will increase its position to a majority. Please provide further analysis in this regard. We may have further comment.

Offer to Purchase

Summary Term Sheet, page i

3. Refer to the question "Are there any conflicts of interest?" Please clarify here the conflict of interest with the Israeli depositary.

Background to the Offer – Beneficial Ownership of Shares, page 8

4. Refer to the first paragraph on page 9. Please tell us why you do not provide the disclosure required by Item 1008(b) of Regulation M-A with respect to transactions carried out by "companies controlled by" the bidder. Alternatively, please provide the disclosure.

Terms of the Offer, page 10

5. Refer to the last paragraph on page 11. Since a subsequent offering period under Rule 14d-11 is specifically precluded from the type of offer you are conducting, please delete the last sentence in the referenced paragraph.

Material U.S. Federal Income Tax and Israeli Income Tax Considerations, page 21

6. We note the heading of this section and the related disclosure refer to "certain" of the material federal income tax consequences of the tender offer. Please revise your disclosure to ensure that you discuss all material consequences.

Conditions to the Offer, page 30

7.   Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

•   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Daniel E. Wolf, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
March 7, 2008
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9207. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions